================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   __________

                              (Amendment No. ____)

                           OUTBOARD MARINE CORPORATION
                                (Name of Issuer)

 Common Stock, par value $0.15 per share                       690020102
     (Title of class of securities)                         (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10017 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 12, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 2 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENWAY PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3714238
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              549,800
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         549,800
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    549,800
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     2.7%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 3 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENTREE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3752875
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              200,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         200,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    200,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.0%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 4 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.   13-3793447
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            549,800
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       549,800
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    549,800
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     2.7%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 5 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENHUT, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3793450
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            200,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       200,000
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    200,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.0%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 6 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENBELT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.    13-3791931
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              711,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         711,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    711,100
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.5%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 7 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENSEA OFFSHORE, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Cayman Islands
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              250,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         250,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    250,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.2%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 8 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHUT OVERSEAS, L.L.C.
                   S.S. OR I.R.S. IDENTIFICATION NO.   13-3868906
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            250,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       250,000
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    250,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.2%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D               Page 9 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,710,900
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,710,900
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,710,900
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.5%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
- ------------------ -------------------------------------------------------------

- -----------------------------------           ----------------------------------
CUSIP No. 690020102                    13D              Page 10 of 19 Pages
- -----------------------------------           ----------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
- --------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,710,900
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,710,900
- ------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,710,900
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.5%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
- ------------------ -------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Sea Horse Drive, Waukegan, Illinois 60085.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10017. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Greenway purchased an aggregate of 549,800 Shares for total consideration (including brokerage commissions) of $9,450,858 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co.
Inc. and Donaldson Lufkin & Jenrette.

         Greentree purchased an aggregate of 200,000 Shares for total consideration (including brokerage commissions) of $3,364,060 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co.
Inc.

         Greensea purchased an aggregate of 250,000 Shares for total consideration (including brokerage commissions) of $4,348,800 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co.
Inc.

         Accounts managed by Greenbelt purchased an aggregate of 711,100 Shares for total consideration (including brokerage commissions) of $12,412,246 derived from capital in the managed accounts and margin indebtedness from Bear, Stearns & Co. Inc., Fahnestock & Co. Inc. and Lehman Brothers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons have acquired the Shares of the Company because, in their opinion, such Shares are undervalued by the market at the present time. According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (the "June 10Q"), there are certain "fundamental issues that the company faces in improving financial performance: costs that are too high and insufficiently variable; and an inability to maximize profit margins throughout the business cycle. As a result, it must reengineer its business to reduce costs and make them as variable as possible. The company has begun that process, and it will involve every aspect of the company. Simultaneously, the company is addressing the complexity of marine industry market pricing and its impact on its margins. Going forward, all of the short- and long-term business plans will be keyed on maximizing profitability throughout the business cycle." In a press release dated July 31, 1996, the Company announced it would begin shipping the first engines equipped with its proprietary FICHT Fuel Injection technology and, Hank Bowman, the Company's chairman, president and chief executive officer, stated: "The FICHT engines are a key thrust in our strategy of building on our core competency in two-stroke engine technology to create value for shareholders, both in and outside our traditional marine market. We have high expectations for this new engine line."

          The Reporting Persons intend to closely monitor developments at the Company as it addresses these fundamental issues, reengineers its business, and brings to market engines with FICHT Fuel Injection technology. The Reporting Persons may discuss the Company from time to time with members of the management of the Company and their advisers, and may communicate with other shareholders and interested parties concerning the Company. Depending on future developments, the plans of the Reporting Persons may change.

         The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,710,900 Shares constituting 8.5% of the outstanding Shares (the percentage of Shares owned being based upon 20,151,694 Shares outstanding (not including 129,716 treasury shares) at July 31, 1996 as set forth in the June 10Q). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:
                                                       APPROXIMATE PERCENTAGE
          NAME           NUMBER OF SHARES              OF OUTSTANDING SHARES
          ----           ----------------              ---------------------
        Greenway              549,800                            2.7%
        Greentree             200,000                            1.0%
        Greenbelt             711,100                            3.5%
        Greensea              250,000                            1.2%


           Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

         Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

         Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

         Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

         (b) Greenway has the sole power to vote or direct the vote of 549,800 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greentree has the sole power to vote or direct the vote of 200,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and

Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greensea has the sole power to vote or direct the vote of 250,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Greenbelt has the sole power to vote or direct the vote of 711,100 Shares held in managed accounts and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt will be delivered into each such respective account. No such individual account has an interest in more than five percent of the class of outstanding Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: The respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

         2.       Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   August 21, 1996

GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                   general partner
By:/s/ Gary K. Duberstein
    Gary K. Duberstein, general              By:/s/ Gary K. Duberstein
      partner                                     Gary K. Duberstein, general
                                                   partner

GREENHUT, L.L.C.                             GREENTREE PARTNERS, L.P.

                                             By:  Greenhut, L.L.C., its general
                                                   partner
By:/s/ Gary K. Duberstein
     Gary K. Duberstein, Member              By:/s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.

                                             By:  Greenhut Overseas, L.L.C., its
                                                   investment general partner
By:/s/ Gary K. Duberstein
Gary K. Duberstein, Member                   By:/s/ Gary K. Duberstein
                                                  Gary K. Duberstein, Member

                                             GREENBELT CORP.

                                             By:/s/ Alfred D. Kingsly
                                                  Alfred D. Kingsley, President

                                                /s/ Alfred D. Kingsley
                                                  Alfred D. Kingsley


                                                /s/ Gary K. Duberstein
                                                  Gary K. Duberstein

                                 EXHIBIT INDEX

     Exhibit No.              Description
     -----------              -----------

         1. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days.

         2.       Joint Filing Agreement.